UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

001-34717

(Commission File Number)

Alpha and Omega Semiconductor Limited

(Translation of registrant’s name into English)

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

(Address of principal registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Alpha and Omega Semiconductor Limited

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 18, 2010

NOTICE IS HEREBY GIVEN that the 2010 Annual General Meeting of Shareholders (the “Annual Meeting”) of Alpha and Omega Semiconductor Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”), will be held on Thursday, November 18, 2010 at 9:00 a.m., local time, at Hyatt Regency Hong Kong, Tsim Sha Tsui Hotel, 18 Hanoi Road, Tsim Sha Tsui, Kowloon, Hong Kong, or any other adjournments or postponements thereof, for the following purposes:

1. To elect seven (7) nominees to serve as directors on our board of directors until the next annual general meeting of shareholders or until their successors are duly elected and qualified;

2. To approve and ratify the appointment of PricewaterhouseCoopers as our independent registered public accounting firm of, and to authorize our board of directors, acting through our audit committee, to determine the remuneration of such accounting firm, for the fiscal year ending June 30, 2011; and

3. To consider and act upon such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only holders of common shares of record at the close of business on October 11, 2010 will be entitled to vote at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, in order to ensure that your shares will be voted in accordance with your wishes and that a quorum at the Annual Meeting may be achieved, please promptly complete, sign, date and return the enclosed proxy card in the enclosed envelope. The proxy card must be properly dated, signed and returned in order to be counted. You can also submit your proxy to vote your shares via the Internet or by telephone by following the instructions set forth on the enclosed proxy card and the accompanying proxy statement.

By order of the Board of Directors,

Mike F. Chang
Chairman of the Board of Directors

Dated October 18, 2010

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

PROXY STATEMENT

FOR THE 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 18, 2010

The enclosed proxy (“Proxy”) is solicited on behalf of the board of directors of Alpha and Omega Semiconductor Limited, an exempted limited liability company organized under the laws of Bermuda (“we,” “our,” “us,” or the “Company”), for use at the 2010 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on Thursday, November 18, 2010 at 9:00 a.m., local time, at Hyatt Regency Hong Kong, Tsim Sha Tsui Hotel, 18 Hanoi Road, Tsim Sha Tsui, Kowloon, Hong Kong, or any other adjournments or postponements thereof.

If the Proxy is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for (a) the election of seven (7) nominees for directors of the Company named in this proxy statement (the “Proxy Statement”), each to serve on our board of directors until the next annual general meeting of shareholders or until their successors are duly elected and qualified, and (b) the approval and ratification of the appointment of PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) as independent registered public accounting firm of the Company, and the authorization for our board of directors to determine the remuneration of such accounting firm, for the fiscal year ending June 30, 2011.

If other matters properly come before the Annual Meeting, the persons appointed to vote the proxies will vote on such matters in accordance with their best judgment. The cost of this solicitation of proxies will be borne by the Company.

The Notice of Annual Meeting and the Proxy Statement are being mailed on or about October 18, 2010 to shareholders of record of the Company at the close of business on October 11, 2010.

The Company will satisfy the delivery requirements for the Proxy Statement with respect to two or more security holders sharing the same address by delivering a single Proxy Statement to those security holders in order to reduce that amount of duplicate information that security holders receive and to lower printing and mailing costs. Additional copies of the Proxy Statement may be obtained, without charge, by contacting the Company’s U.S. office at the following:

Alpha and Omega Semiconductor Limited

475 Oakmead Parkway

Sunnyvale, CA 94085

Phone: (408) 830-9742

The Company’s annual report on Form 20-F for the year ended June 30, 2010, including its audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”), is included with this Proxy Statement. The Company’s annual report on Form 20-F and other documents filed or submitted to the SEC, including the Notice of Annual Meeting and the Proxy Statement, are also available at the Investor Relations section of the Company’s website at http://www.aosmd.com.

QUESTIONS AND ANSWERS RELATING TO THE ANNUAL MEETING

Why did I receive these materials?

Our shareholders as of the close of business on October 11, 2010, which we refer to as the “Record Date,” are entitled to vote at the Annual Meeting, which will be held on November 18, 2010 in Hong Kong. As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in the Proxy Statement. We distribute these proxy materials to our shareholders of record on the Record Date.

The Proxy Statement provides notice of the Annual Meeting, describes the proposals presented for shareholder action and includes information about the proposals, information concerning our management, corporate governance, principal shareholders and other relevant information. The accompanying proxy card enables shareholders to vote on the matters without having to attend the Annual Meeting in person.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. By completing and returning the enclosed proxy card, you are giving our Chief Executive Officer and the Chief Financial Officer of the authority to vote your shares in the manner you indicate on your proxy card.

What are the proposals to be considered by shareholders?

The Board of Directors is submitting two proposals for shareholder action at the Annual Meeting:

•

Proposal 1 — the election of seven (7) nominees to serve as directors on our board of directors until the next annual general meeting of shareholders or until their successors are duly elected and qualified; and

•

Proposal 2 — the approval and ratification of the appointment of PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) as independent registered public accounting firm of the Company, and the authorization for our board of directors to determine the remuneration of such accounting firm, for the fiscal year ending June 30, 2011.

Who is entitled to vote at the Meeting?

Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate and vote in the Annual Meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Annual Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding share of our common share you own as of the Record Date. As of the Record Date, there were 22,127,047 shares of our common shares outstanding and eligible to vote.

What is the difference between a “shareholder of record” and a “street name” holder?

These terms describe how your shares are held. If your shares are registered directly in your name with Computershare, our transfer agent, you are considered the “shareholder of record.” As the shareholder of record, you have the right to grant your voting proxy directly to our management or to vote in person at the Annual Meeting. If your shares are held in a brokerage, bank, trust another nominee, you are considered the beneficial owner of shares held in “street name.” As the beneficial owner, you have the right to direct your broker, bank, trust or nominee how to vote and are also invited to attend the Annual Meeting.

How can I vote my shares in person at the Annual Meeting?

If you are a shareholder of record, your shares may be voted by you in person at the Annual Meeting.

Shares held by you beneficially in “street name” through a broker, bank, trust or other nominee may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the broker, bank, trust or other nominee that holds your shares giving you the right to vote the shares. Your broker, bank, trust or nominee should have provided voting instructions for you to use in directing them how to vote your shares.

How many shares must be present or represented to conduct business at the Annual Meeting?

The presence at the Annual Meeting, in person or by proxy, of at least two shareholders representing a majority of the aggregate voting power of the Company’s common shares outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the Annual Meeting.

Proxies received but marked as abstentions, votes withheld and broker non-votes (as described below) will be included in the calculation of the number of shares present at the Annual Meeting for quorum purposes.

Who can attend the annual meeting?

All shareholders of record as of the close of business on October 11, 2010 can attend the meeting. However, seating is limited and will be on a first arrival basis.

To attend the Annual Meeting, please follow these instructions:

•	If you are a shareholder of record, bring proof of ownership of your shares and a form of identification; or

•

If you are a “street name” holder, bring proof of ownership of your shares through your broker, bank, trust or nominee, a form of identification. You must have obtained a “legal proxy” from your broker, bank, trust or nominee to vote at the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as the shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with Computershare), you must complete and properly sign and date the accompanying proxy card and return it. A pre-addressed envelope is included for your use and is postage paid if mailed in the United States. If you are a shareholder of record and attend the meeting, you may deliver your completed proxy card in person.

If you hold shares beneficially in “street name,” you may vote by following the instructions provided by your broker, bank, trust or other nominee.

Can I vote by telephone or electronically through the Internet?

If you are a shareholder of record, you may vote by telephone by calling 1-800-652-8683 within USA, US territories and Canada, or 1-781-575-2300 outside USA, US territories and Canada, or electronically through the Internet at www.investorvote.com/aosl. The instructions are included with your proxy card.

If your shares are held in “street name,” please check your proxy card or contact your broker, bank, trust or other nominee to determine whether you will be able to vote by telephone or electronically through the Internet and the deadline for such voting.

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record and submitted your proxy through the mail, Internet or by telephone, you may revoke your proxy at any time before the vote is taken at the Annual Meeting by any of the following ways

•	granting a proxy through the Internet or by telephone after the date of your original proxy and before the deadlines for voting included on your proxy card;

•	submitting a later-dated proxy by mail before your earlier-dated proxy is voted at the Annual Meeting;

•	giving written notice of the revocation of your proxy to our Corporate Secretary at the address shown above that is actually received by our Corporate Secretary prior to the Annual Meeting; and

•	voting in person at the Annual Meeting.

If you are a “street name” holder, you may change your vote by submitting new voting instructions to your broker, bank, trust or other nominee or, if you have obtained a legal proxy from your broker, bank, trust or other nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Annual Meeting in person and so request, although attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

What vote is required to approve each item?

Proposal 1: Election of Directors. The affirmative vote of a plurality of the votes cast at the Annual Meeting is required for the election of directors. “Plurality” means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Proposal 2: Approval of Appointment of Auditor: The affirmative vote of holders of a majority of the votes cast in person or represented by proxy and entitled to vote at the Annual Meeting will be required for the approval and ratification of the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company, and to authorize our board of directors, acting through our audit committee, to determine the remuneration of such accounting firm, for the fiscal year ending June 30, 2011. A properly executed proxy marked “abstain” with respect to Proposal 2 will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors recommends that shareholders vote FOR the election of directors named in the Proxy Statement; and FOR the approval and ratification of appointment of PricewaterhouseCoopers as independent registered public accounting firm of the Company and the authorization for our board of directors to determine its remuneration for the fiscal year ending June 30, 2011.

Will shareholders be asked to vote on any other matters?

To the knowledge of the Company and its management, shareholders will vote only on the matters described in the Proxy Statement. However, if any other matters properly come before the Annual Meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.

How are votes counted and how will a “broker non-vote” be treated and counted?

For proposal 1 with respect to election of directors, you may vote “FOR” all or some of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

For Proposal 2 with respect to the appointment of auditors, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you hold your shares in “street name” through a broker, bank, trust or other nominee rather than directly in your own name, then your broker, bank, trust or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of the Proxy Statement to the broker, bank, trust or other nominee holding your shares of record, and they have the responsibility to send it to you.

As the beneficial owner, you have the right to direct your broker, bank, trust or other nominee on how to vote your shares at the Annual Meeting. The broker, bank, trust or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. If you are a beneficial owner and your broker, bank, trust or other nominee holds your shares in its name, it is not permitted for the broker, bank, trust or other nominees to vote your shares on the election of directors (Proposal 1). The broker, bank, trust or other nominees are permitted to vote for the approval and ratification of appointment of PricewaterhouseCoopers (Proposal 2). Broker non-votes are counted for purposes of establishing a quorum.

If a quorum is present at the Annual Meeting, the persons receiving the greatest number of votes will be elected to serve as directors. As a result, broker non-votes will not affect the outcome of the voting on the election of directors (Proposal 1). The approval of the appointment of our independent registered public accounting firm and authorization for our board to determine its remuneration (Proposal 2) requires the affirmative vote of holders of a majority of the votes cast in person or represented by proxy and entitled to vote at the Annual Meeting. If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority to vote your shares for the approval and ratification of appointment of PricewaterhouseCoopers (Proposal 2).

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of the Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company’s directors are elected annually to serve until the next annual general meeting of shareholders or until their successors are duly elected and qualified. Upon recommendation from our nominating and corporate governance committee, our board of directors has nominated each of the seven director nominees named below for election to the board at the Annual Meeting. Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of such nominees.

Director Nominees

Information concerning the director nominees as of October 11, 2010 is set forth below:

Mike F. Chang, Ph.D., is the founder of our company and has served as our Chairman of the Board and Chief Executive Officer since the incorporation of our company. Dr. Chang has extensive experience in both technology development and business operations in the power semiconductor industry. Prior to establishing our company, Dr. Chang served as the Executive Vice President at Siliconix incorporated, a subsidiary of Vishay Intertechnology Inc., a semiconductor company, or Siliconix, from 1998 to 2000. Dr. Chang also held various other positions at Siliconix from December 1987 to 1998. Earlier in his career, Dr. Chang held various positions at General Electric Company from 1974 to 1987. Dr. Chang received his B.S. in electrical engineering from National Cheng Kung University, Taiwan, and M.S. and Ph.D. in electrical engineering from the University of Missouri.

Yueh-Se Ho, Ph.D., is a co-founder of our company and has served as our Chief Operating Officer since January 2006 and our director since March 2006. Dr. Ho has held various operations management positions in our company since our inception, including the Vice President of Worldwide Operations from 2003 to 2006 and the Vice President of Back End Operations from 2000 to 2003. Prior to co-founding our company, Dr. Ho served as the Director of Packaging Development and Foundry Transfer at Siliconix from 1998 to 2000. Dr. Ho received his B.S. in chemistry from Tamkang University, Taiwan, and Ph.D. in chemistry from the University of Pittsburgh.

Chung Te Chang has been a director of our company since March 2006. Before his retirement, Mr. Chang served as the President, the Chief Executive Officer and the Vice Chairman of United Microelectronics Corporation, or UMC, a semiconductor foundry, from 1999 to 2007. He also served as the President of United Semiconductor Corporation, one of UMC’s joint venture companies, from 1996 to 1999. Prior to joining UMC, Mr. Chang worked for several technology companies, including Hewlett-Packard Company, Zilog, Inc., SeeQ Technology, Inc. and Paradigm Technologies, Inc. Mr. Chang received his M.S. in electrical engineering from the University of Texas at Austin.

Mark A. Stevens has been a director of our company since December 2006. Mr. Stevens is a partner at Sequoia Capital Limited Liability Partnership, or Sequoia Capital, where he focuses on investments in semiconductor, software, systems and energy-related areas. Prior to joining Sequoia Capital in 1989, he held various technical and field sales positions at Intel Corporation and was a member of the technical staff at Hughes Aircraft. Currently, he serves as a director of NVIDIA Corporation, a graphics processor company, and a member of the Board of Trustees of the University of Southern California. Mr. Stevens also currently serves as a Lecturer at the Stanford Graduate School of Business. Mr. Stevens received his B.S. in electrical engineering, B.A. in economics and M.S. in computer engineering, all from the University of Southern California, and M.B.A. from Harvard Business School.

Howard M. Bailey has been a director of our company since March 2006. Mr. Bailey joined Qpixel, Inc., a semiconductor company, as Chief Financial Officer in 2007. Mr. Bailey served as the Chief Financial Officer of Occam Networks, Inc., a provider of networking equipment, after it merged with Accelerated Networks, Inc., from June 2002 to 2005. Prior to that, Mr. Bailey was the Senior Vice President and Chief Financial Officer at C-Cube Microsystems, Inc., or C-Cube, a developer of digital video compression technology, from May 2000 to May 2001, where he participated in selling C-Cube to LSI Corporation. Mr. Bailey was also the Chief Financial Officer of Quantum Effect Devices, Inc., a microprocessor design company, from May 1998 to May 2000. Mr. Bailey was also the Chief Financial Officer of Photon Dynamics, a provider of test solutions for the flat panel display market, from 1994 to 1998. Currently, he serves as a director of Sococo Corporation, a social communication services company. Mr. Bailey received his B.S. in economics from the University of Maryland and M.B.A. in finance from the University of Utah.

Thomas W. Steipp has been a director of our company since November 2006. In August, 2010, he assumed the role as President and CEO of Liquid Metal Technologies. Prior to that, Mr. Steipp served in various roles at Symmetricom, Inc., a provider of telecommunication products, including as Chief Executive Officer, from December 1998 to June 2009, Chief Financial Officer from December 1998 to October 1999 and President and Chief Operating Officer of Telecom Solutions, a division of Symmetricom, from March 1998 to December 1998. Prior to joining Symmetricom, Mr. Steipp served as the Vice President and General Manager of Broadband Data Networks, a division of Scientific Atlanta, Inc., a transmission network supplier, from 1996 to 1998. Mr. Steipp received his B.S. in electrical engineering from the Air Force Academy and M.S. in industrial administration from Purdue University.

Richard W. Sevcik has been a director of our company since February 2010. Mr. Sevcik is the President of Sevcik Consulting, which he founded in 2006. Prior to founding Sevcik Consulting, Mr. Sevcik held various positions at Xilinx, Inc., a provider of programmable logic devices, including as the Executive Vice President and General Manager from January 2004 to May 2006, the Senior Vice President and General Manager from April 1997 to January 2004 and a member of the board of directors from 2000 to 2006. Prior to joining Xilinx, Mr. Sevcik held various positions at Hewlett-Packard Company, including Vice President from 1995 to 1997 and Group General Manager of its System Technology Group from 1994 to 1996. Mr. Sevcik received his B.S. in engineering physics from the University of Illinois and M.S. in electrical engineering from Northwestern University.

Executive Officers and Members of the Board of Directors

Our executive officers and members of our board of directors as of October 11, 2010, and the committees of our board of directors on which they serve, are set forth below:

Name	Age	Position
Mike F. Chang, Ph.D.	65	Chairman of the Board and Chief Executive Officer
Yueh-Se Ho, Ph.D.	58	Director and Chief Operating Officer
Chung Te Chang (2)(3)	63	Director
Mark A. Stevens (1)(2)	50	Director
Howard M. Bailey (1)	64	Director
Thomas W. Steipp (1)(3)	61	Director
Richard W. Sevcik (2)(3)	62	Director
Ephraim Kwok	56	Chief Financial Officer
Hamza Yilmaz, Ph.D.	55	Executive Vice President of Marketing and Sales
Yifan Liang	47	Chief Accounting Officer

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Board Practices

Board of directors

Our bye-laws provide that our board of directors shall consist of not less than two directors. Our board of directors currently consists of seven directors. Our board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our board of directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our board of directors.

No shareholder has the contractual right to designate persons to be elected to our board of directors, and our bye-laws provide that directors be elected upon a resolution passed at a duly convened shareholders meeting, to hold office for such term as the shareholders may determine or until their successors are appointed or elected in accordance with our bye-laws. There is no minimum share ownership or age limit requirement for qualification to serve as a member of our board of directors.

Mr. Mark A. Stevens was initially elected to our board by our series C investors pursuant to the amended and restated investor rights agreement dated December 29, 2006. The rights of the series C investors to elect a director expired upon completion of our initial public offering on May 4, 2010. Except for Mr. Stevens, none of our directors or executive officers has been elected pursuant to any arrangements or understandings with any of our shareholders, customers, suppliers or others.

We have determined that each of our directors, except for Dr. Mike F. Chang and Dr. Ho, is an “independent director” under the current rules of The NASDAQ Stock Market.

Committees of the board of directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. We believe that the composition of these committees meet the criteria for independence under, and the functioning of these committees complies with, the applicable requirements of the Sarbanes-Oxley Act of 2002, the current rules of The NASDAQ Stock Market and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us. The board of directors has determined that Mr. Howard M. Bailey is an audit committee financial expert, as defined by the rules promulgated by the SEC. The charters for our audit committee, compensation committee and nominating and corporate governance committee are available at the Investor Relations section of our website at http://investor.aosmd.com/. The contents of this website address are not a part of the Proxy Statement.

Each committee has the composition and responsibilities described below:

Audit committee

Our audit committee consists of Howard M. Bailey, Thomas W. Steipp and Mark A. Stevens. The audit committee is chaired by Howard M. Bailey. The audit committee’s responsibilities include:

•	assisting our board of directors in its oversight of the integrity of our financial statements, risk management and internal control over financial reporting;

•	retaining and setting compensation of our independent auditor, evaluating and monitoring its performance, and if appropriate, discharging our independent auditor;

•	reviewing and approving all audit and non-audit services of our independent auditor;

•	reviewing and discussing with management and our independent auditor our financial statements included in public filings;

•	discussing with our independent auditor significant financial reporting issues in connection with the preparation of our financial statements;

•	resolving any disagreements between management and our independent auditor regarding financial reporting;

•	overseeing our disclosure controls and procedures; and

•	reviewing and approving related party transactions.

Compensation committee

Our compensation committee consists of Mark A. Stevens, Chung Te Chang and Richard W. Sevcik. The compensation committee is chaired by Mark A. Stevens. The compensation committee’s responsibilities include:

•	establishing compensation arrangements and incentive goals for executive officers and administering compensation plans and equity-based plans;

•	evaluating the performance of executive officers and awarding incentive compensation and adjusting compensation arrangements as appropriate based upon performance; and

•	reviewing and monitoring management development and succession plans and activities.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Chung Te Chang, Thomas W. Steipp and Richard W. Sevcik. The nominating and corporate governance committee is chaired by Chung Te Chang. The nominating and corporate governance committee’s responsibilities will include:

•	recommending to the board of directors the composition and operations of the board;

•

identifying individuals qualified to serve as members of the board, and identifying and recommending that the board select the director nominees for the next annual meeting of shareholders and fill vacancies on the board; and

•	recommending to the board the responsibilities of each board committee, the composition and operation of each board committee and the director nominees for assignment to each board committee

Compensation of Directors and Executive Officers

Our executive officers receive an annual base salary and are eligible to receive cash bonuses and equity awards, from time to time, as determined by the compensation committee or our board of directors. The aggregate amount of cash compensation (salaries and bonuses) paid and payable to our executive officers for fiscal year 2010 was approximately $1.8 million. For fiscal year 2010, we also granted options to purchase 50,000 common shares under our 2000 Share Plan and options to purchase 305,000 common shares under our 2009 Share Option / Share Issuance Plan (the “2009 Plan”) to our executive officers with an aggregate fair value on the date of grant of $2.8 million. These options have exercise prices that range from $8.40 per share to $18.00 per share and expiration dates that range from August 12, 2019 to April 27, 2020, subject to earlier termination upon termination of an officer’s employment.

On March 1, 2010, our compensation committee approved a performance based bonus plan for calendar year 2010 for our executive officers. Pursuant to this plan, our executive officers will be entitled to receive a bonus specified as a percentage of their base salary, based upon the level of achievement of specified company financial and individual performance goals. Bonuses will be payable based on semi-annual and annual performance. No bonuses were paid during fiscal year 2010 under the plan.

For fiscal year 2010, our non-employee directors received an aggregate of $36,000 in cash as annual retainer and meeting fees. In addition, during fiscal year 2010 we granted options to purchase 37,500 common shares under the automatic grant program to our non-employee directors with an aggregate fair value on the date of grant of $0.3 million. The options have an exercise price of $18.00 per share and will expire on April 27, 2020, subject to earlier termination upon cessation of Board service.

We have adopted a non-employee director compensation policy which became effective as of our initial public offering (“IPO”). Pursuant to such policy, each individual serving as a non-employee board member at the beginning of the company’s fiscal year will be eligible to receive an annual retainer of $5,000 for board service. Non-employee board members serving as of the IPO date were paid a pro-rated amount of the annual retainer based on the period served from the IPO date through the end of our 2010 fiscal year. New non-employee board members elected or appointed to the board will receive a pro-rated amount of the annual retainer based on the period served from the date of appointment or election through the end of our fiscal year.

In addition, each non-employee director will receive the following meeting fees: (1) $2,000 for each board meeting attended in person, (2) $1,000 for each board meeting attended via teleconference and (3) $1,000 for each meeting of a committee of the board, whether attended in person or via teleconference.

Non-employee board members will also receive share option grants pursuant to the terms of the 2009 Plan, as described under the description of the automatic grant program under the heading “2009 Share Option/Share Issuance Plan” below.

Employment and Retention Agreements

We have entered into an employment agreement with Dr. Mike F. Chang, our Chief Executive Officer. Pursuant to the agreement, Dr. Chang will receive a base salary, which may be adjusted by our board of directors. Dr. Chang is also eligible to receive a cash bonus in an amount determined by our board depending on his performance. In addition, in the event Dr. Chang’s employment with the company terminates pursuant to an involuntary termination or his resignation for good reason, other than in connection with a change in control, he will become entitled to receive the following severance benefits: (1) salary continuation payments for a period of 12 months, and (2) continued health care coverage at the company’s expense for a period of up to 12 months. In the event Dr. Chang’s employment with the company terminates pursuant to an involuntary termination, or his resignation for good reason, within the period commencing on the date of the company’s execution of a definitive agreement for a change in control transaction and ending on the 12 month anniversary of the closing date of that change in control transaction (the “Change in Control Severance Period”), he will become entitled to receive the following severance benefits: (1) salary continuation payments for a period of 24 months, (2) continued health care coverage at the company’s expense for a period of up to 24 months and (3) each outstanding equity award held by Dr. Chang will become fully vested. Severance benefits payable in connection with a change in control are subject to reduction in certain circumstances. Any such severance benefits will be subject to Dr. Chang’s execution of a general release of all claims against the company and compliance with his confidential information and inventions assignment agreement and certain non-competition and non-solicitation covenants during the period he is receiving severance benefits.

We have entered into retention agreements with Dr. Yueh-Se Ho, our Chief Operating Officer. Pursuant to the terms of the agreements, in the event Dr. Ho’s employment with the company terminates pursuant to an involuntary termination, Dr. Ho will become entitled to receive the following severance benefits: salary continuation payments for a period of 6 months, and continued health care coverage at the company’s expense for a period of up to 6 months. In the event Dr. Ho’s employment with the company terminates pursuant to an involuntary termination or his resignation for good reason within the Change in Control Severance Period, in addition to the above benefits, each outstanding equity award held by him shall immediately vest with respect to the number of shares that would have vested if he remained employed with us for an additional one year period. Severance benefits payable in connection with a change in control are subject to reduction in certain circumstances. Any such severance benefits will be subject to his execution of a general release of all claims against the company and compliance with certain non-competition and non-solicitation covenants during the period he is receiving severance benefits.

Equity-based Compensation Plan

2000 Share Plan

Our officers have received share option grants under the 2000 Share Plan, which was adopted by our board of directors on November 9, 2000 and approved by our shareholders on November 9, 2000. The purpose of the 2000 Share Plan was to attract and retain the best available personnel, to provide additional incentive to our employees, directors and consultants to promote the success of our business and to enable those individuals to share in the growth and prosperity of the company by providing them with an opportunity to purchase equity in the company. The 2000 Share Plan provided for the award of incentive share options within the meaning of section 422 of the United States Internal Revenue Code of 1986, as amended, or Code, nonstatutory share options and share purchase rights. No awards have been granted under the 2000 Share Plan following adoption of the 2009 Share Option/Share Issuance Plan described below. As of June 30, 2010, options to purchase 3,939,633 common shares were outstanding under the 2000 Share Plan. The options currently outstanding under our 2000 Share Plan will immediately vest in the event we are acquired by merger or sale of substantially all of our assets, unless those options are assumed or equivalent options or rights are substituted by the acquiring entity.

2009 Share Option/Share Issuance Plan

Our 2009 Plan was adopted by our board of directors on August 13, 2009 as the successor to our 2000 Share Plan and was approved by our shareholders on September 18, 2009. In connection with the IPO, the company amended and restated the 2009 Plan to include certain additional programs and features. The amended and restated 2009 Plan, as described below, was approved by our board of directors and our shareholders on February 10, 2010, and became effective on April 28, 2010. Our executive officers and directors are eligible for grants under the 2009 Plan.

The 2009 Plan is divided into three incentive compensation programs:

•	the discretionary grant program under which eligible individuals may be granted options to purchase common shares and share appreciation rights tied to the value of our common shares;

•

the share issuance program under which eligible individuals may be issued common shares pursuant to restricted share awards, restricted share units, performance shares or other share-based awards which vest upon the attainment of pre-established performance milestones or the completion of a designated service period; and

•

the automatic grant program under which eligible non-employee board members will automatically receive options to purchase common shares at designated intervals over their period of continued board service.

Purpose. The purpose of the 2009 Plan is to promote our interests by providing eligible persons in the Company’s employment or service with the opportunity to acquire an equity interest in the Company as an incentive for them to continue in such employment or service.

Share reserve. We have initially reserved 1,250,000 common shares for issuance under the 2009 Plan. The number of the company’s common shares reserved for issuance under the 2009 Plan will automatically increase on the first trading day of January of each calendar year during the term of the 2009 Plan, beginning January 2011, by an amount equal to 3% of the total number of common shares outstanding on the last trading day in December of the immediately preceding calendar year, but in no event will such annual increase exceed 750,000 shares.

Shares subject to awards under the 2009 Plan which remain unissued upon the expiration or termination of those awards will be available for subsequent grants under the 2009 Plan. Any unvested shares issued under the 2009 Plan that are subsequently forfeited or that we repurchase, at a price not greater than the original issue price paid per share, pursuant to our repurchase rights under the 2009 Plan will be added back to the number of shares reserved for issuance under the 2009 Plan and will accordingly be available for subsequent issuance. The following share counting procedures will apply:

•

Should the exercise price of an option be paid in common shares, then the number of shares reserved for issuance under the 2009 Plan will be reduced by the net number of shares issued under the exercised option, and not by the gross number of shares for which that option is exercised.

•

Should common shares otherwise issuable under the 2009 Plan be withheld by us in satisfaction of the withholding taxes incurred in connection with the exercise, issuance or vesting of an award, then the number of common shares available for issuance under the 2009 Plan will be reduced by the net number of shares issued pursuant to that award, as calculated after any such share withholding.

•

Upon the exercise of any share appreciation right granted under the 2009 Plan, the share reserve will be reduced by the net number of shares actually issued upon such exercise and not by the gross number of shares as to which such share appreciation right is exercised.

         Eligibility. Employees, non-employee directors and independent consultants in our employment or service or in the employment or service of our parent or subsidiary companies (whether now existing or subsequently established) are eligible to participate in the discretionary grant and share issuance programs. The non-employee members of our board of directors will be eligible to participate in those programs as well as the automatic grant program. No one person participating in the 2009 Plan may be granted awards for more than 250,000 common shares in the aggregate per calendar year; provided, however, that the limit shall be 400,000 common shares for the calendar year in which the individual is initially hired.

Administration. The compensation committee of our board of directors will have the exclusive authority to administer the discretionary grant and share issuance programs with respect to awards made to our executive officers and non-employee board members and will also have the authority to make awards under those programs to all other eligible individuals. However, any awards for members of the compensation committee (other than pursuant to the automatic grant program) must be authorized by a disinterested majority of our board of directors. Our board of directors may at any time appoint a secondary committee of one or more board members to have separate but concurrent authority with the compensation committee to make awards under those programs to individuals other than executive officers and board members. Administration of the automatic grant program will be self-executing in accordance with the terms of that program, and no plan administrator will exercise any discretionary functions with respect to any awards made under that program. The term “plan administrator,” as used in this summary, will mean our compensation committee and any secondary committee, to the extent each such entity is acting within the scope of its administrative authority under the 2009 Plan.

The plan administrator will determine which eligible individuals are to receive awards under the discretionary grant and share issuance programs, the time or times when those awards are to be made, the number of shares subject to each such award, the applicable vesting, exercise and issuance schedules for each such award, the maximum term for which such award is to remain outstanding and the cash consideration (if any) payable per share under the share issuance program.

Discretionary grant program. Under the discretionary grant program, eligible individuals may be granted options to purchase our common shares or share appreciation rights tied to the value of our common shares. Options may be either incentive share options within the meaning of section 422 of the Code, or non-statutory share options. The number of common shares that may be issued pursuant to incentive share options under Section 422 of the U.S. Internal Revenue Code will be limited to 1,150,000 shares, increased on the first trading day of January of each calendar year during the term of the 2009 Plan, beginning January 2011, by the number of shares by which the share reserve is to automatically increase on such date up to a maximum of 750,000 shares.

The exercise price for options will not be less than 100% of the fair market value per common share on the grant date. No share option will have a term in excess of ten years, and each grant will be subject to earlier termination following the recipient’s cessation of service with us. The grants will generally vest and become exercisable in installments over the recipient’s period of continued service. However, one or more awards may be structured so that those awards will vest and become exercisable only after the achievement of pre-established corporate performance objectives.

The 2009 Plan will allow the issuance of two types of share appreciation rights under the discretionary grant program:

•

Tandem share appreciation rights provide the holders with the right to surrender their options for an appreciation distribution from us in an amount equal to the excess of (1) the fair market value of the vested common shares subject to the surrendered option over (2) the aggregate exercise price payable for those shares.

•

Stand-alone share appreciation rights allow the holders to exercise those rights as to a specific number of common shares and receive in exchange an appreciation distribution from us in an amount equal to the excess of (1) the fair market value of the common shares as to which those rights are exercised over (2) the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of our common shares on the date the stand-alone share appreciation right is granted, and the right may not have a term in excess of ten years.

The distribution with respect to any exercised tandem or stand-alone share appreciation right will be made in common shares, cash, or a combination of cash and common shares. Share appreciation rights will remain exercisable for a limited period following the holder’s cessation of service, but only to the extent those rights are exercisable at the time of such cessation of service.

Share issuance program. Under the share issuance program, eligible individuals may be issued common shares, either vested or unvested, pursuant to restricted share awards, restricted share units, performance shares or other share-based awards which vest upon the attainment of pre-established performance milestones or the completion of a designated service period. Shares may also be issued as a share bonus without any cash payment required of the recipient.

Automatic grant program. Under the automatic grant program, non-employee board members will receive a series of automatic grants of share options over their period of board service. All grants under the automatic grant program will be made in strict compliance with the express provisions of such program. Three types of awards will be made under the program:

•

IPO Awards. Each individual who was serving as a non-employee board member on April 28, 2010 was granted an option to purchase 7,500 common shares on such date with an exercise price equal to the IPO price.

•

Initial Awards. Each individual who first becomes a non-employee board member after April 28, 2010 other than as a result of his or her initial election to the board at an annual shareholders meeting will, at the time of his or her election to the board, receive an option grant to purchase that number of common shares determined by multiplying 7,500 by a fraction, the numerator of which is the number of months (rounded up to the next whole month) that will elapse between the date of such election or appointment and the date of the next annual shareholders meeting and the denominator of which is 12, provided that such individual has not previously been in the employ of the company of any of its parents or subsidiaries.

•

Annual Awards. On the date of each annual shareholders meeting, beginning with the 2010 Annual Shareholders Meeting, each individual who commences service as a non-employee board member by reason of his or her election to the board at such meeting and each individual who will continue to serve as a non-employee board member will automatically be granted an option to purchase 7,500 common shares.

Each option grant under the program will have an exercise price per share equal to the fair market value per common share on the grant date and will have a term of ten years, subject to earlier termination following the optionee’s cessation of board service. The shares subject to each initial award will vest on the date of the next succeeding regular annual shareholders meeting following the grant date, provided the individual continues in board service through such date. The shares subject to each annual award will vest upon the earlier of (1) that individual’s completion of one year of board service measured from the grant date or (2) such individual’s continuation in board service through the day immediately preceding the date of the next annual shareholders meeting following such grant date. Each option grant under the program will immediately vest in full upon the optionee’s death or disability while a board member or upon the occurrence of certain changes in ownership or control.

The option grants under the automatic option grant program will be taxable as non-statutory options under the U.S. Federal income tax laws.

Change in control. The 2009 Plan includes the following change in control provisions that may result in the accelerated vesting of outstanding awards:

•

in the event of a change in control, each outstanding award which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares will immediately vest except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation;

•

the plan administrator will also have the authority to grant awards which will immediately vest in the event of a change in control, whether or not those awards are assumed by the successor corporation; and

•

the plan administrator will also have complete discretion to structure one or more awards so those awards will vest as to all the underlying shares in the event those awards are assumed or otherwise continued in effect but the individual’s service with us or the acquiring entity is subsequently terminated by reason of an involuntary termination within a designated period following the change in control event.

A change in control will be deemed to occur upon the occurrence of the following events: (1) we are acquired by merger; (2) any person or group of related persons becomes the beneficial owner of securities possessing more than 50% of the total combined voting power of our outstanding securities; or (3) a shareholder-approved sale or other disposition of all or substantially all of our assets in liquidation or dissolution of the company.

Adjustments. In the event any change is made to the outstanding common shares by reason of any share split, share dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change in corporate structure effected without our receipt of consideration or should the value of the outstanding common shares be substantially reduced by reason of a spin-off transaction or extraordinary dividend or distribution, equitable adjustments will be made to: (1) the maximum number or class of securities issuable under the 2009 Plan; (2) the number or class of securities by which the share reserve is to increase each calendar year pursuant to the automatic share increase provisions of the plan; (3) the number or class of securities that may be issued pursuant to incentive share options under the plan; (4) the number or class of securities for which awards may be subsequently made to new and continuing non-employee board members under the automatic grant program; (5) the number or class of securities and the exercise or base price per share in effect for outstanding awards under the discretionary grant program; (6) the number or class of securities for which any one person may be granted options, share appreciation rights, direct share issuances and other share-based awards under the plan per calendar year; and (7) the number or class of securities subject to each outstanding award under the share issuance program and the cash consideration, if any, payable per share. Such adjustments will be made in such manner as the plan administrator deems appropriate in order to preclude any dilution or enlargement of benefits under the 2009 Plan or the outstanding awards thereunder.

Financing. The plan administrator may permit any award holder to pay the exercise or purchase price of an award under the plan by delivering a full-recourse promissory note payable in one or more installments which bears interest at a market rate and is secured by the purchased shares and is subject to such other terms and conditions deemed appropriate by the plan administrator. In no event, however, may the maximum credit available to the participant exceed the sum of (1) the aggregate option exercise price or purchase price payable for the purchased shares plus (2) any applicable tax liability incurred by the participant in connection with the option exercise or share purchase.

Repricing. The plan administrator will have the authority to effect, with the consent of the affected award holders, the cancellation of any or all outstanding options or share appreciation rights under the 2009 Plan and to grant in substitution therefor one or more of the following: (1) new options or share appreciation rights covering the same or different number of common shares but with an exercise or base price per share based on the fair market value per common share on the new award grant date or (2) cash or equity securities of the company, whether vested or unvested. The plan administrator will also have the authority, exercisable at any time and from time to time, with the consent of the affected holders, to reduce the exercise or base price of one or more outstanding options or share appreciation rights to a price not less than the then current fair market value per common share or issue new options or share appreciation rights with a lower exercise or base price in immediate cancellation of outstanding options or share appreciation rights with a higher exercise or base price.

Amendment of the 2009 Plan. Our board of directors will have complete and exclusive power and authority to amend or modify the 2009 Plan in any or all respects. However, no such amendment or modification will adversely affect the rights and obligations with respect to awards or unvested share issuances at the time outstanding under the 2009 Plan unless the participant consents to such amendment or modification. In addition, certain amendments may require shareholder approval pursuant to applicable laws and regulations.

Termination of the 2009 Plan. The 2009 Plan will terminate upon the earliest of (1) September 17, 2019, (2) the date on which all shares available for issuance under the 2009 Plan shall have been issued as vested shares or (3) the termination of all outstanding awards under the 2009 Plan in connection with a change in control. All awards and unvested share issuances outstanding at the time of the expiration of the 2009 Plan will continue to have full force and effect in accordance with the provisions of the documents evidencing those awards or issuances.

Employee Share Purchase Plan

The Employee Share Purchase Plan, or Purchase Plan, was adopted by our board of directors and approved by our shareholders on February 10, 2010 and became effective on April 28, 2010. The Purchase Plan is designed to allow our eligible employees and the eligible employees of our subsidiaries (whether now existing or subsequently established) to purchase common shares at periodic intervals through their accumulated periodic payroll deductions (or other permitted contributions). The Purchase Plan is administered by our compensation committee. Our executive officers are eligible to participate in the Purchase Plan.

Share reserve. An aggregate of 600,000 of our common shares were reserved for issuance under the Purchase Plan. The share reserve will automatically increase on the first trading day of January of each calendar year during the term of the Purchase Plan, beginning January 2011, by an amount equal to 0.75% of the total number of common shares outstanding on the last trading day in December of the immediately preceding calendar year, but in no event will such annual increase exceed 250,000 shares.

Should any change be made to our outstanding common shares by reason of any share split, share dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction, extraordinary distribution or other change affecting the outstanding common shares as a class without our receipt of consideration or should the value of the outstanding common shares be substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, then equitable adjustments will be made by the plan administrator to (1) the maximum number or class of securities issuable under the Purchase Plan, (2) the maximum number or class of securities by which the share reserve is to increase automatically each calendar year, (3) the maximum number or class of securities purchasable per participant on any one purchase date during an offering period, (iii) the maximum number or class of securities purchasable in total by all participants on any one purchase date and (4) the number or class of securities and the price per share in effect under each outstanding purchase right. The adjustments will be made in such manner as the plan administrator deems appropriate and such adjustments shall be final, binding and conclusive.

Eligibility. In general, any individual who is employed on a basis under which he or she is regularly expected to work for more than twenty hours per week for more than five months per calendar year in the employ of any participating parent or subsidiary corporation (whether any such corporation is now in existence or is subsequently established at any time during the term of the Purchase Plan) is eligible to participate in any offering period implemented under the Purchase Plan.

Offering Periods and Purchase Rights. Common shares are offered under the Purchase Plan through a series of offering periods with a duration not to exceed twenty-four months. Each offering period is itself be comprised of one or more purchase intervals. At the time the participant joins an offering period, he or she will be granted a purchase right to acquire common shares on the last day of each purchase interval within that offering period.

Should the fair market value per common share on any purchase date within an offering period be less than the fair market value common share on the start date of that offering period, then the individuals participating in that offering period will, immediately after the purchase of our common shares on their behalf on such purchase date, be transferred from that offering period and automatically enrolled in the new offering period commencing on the next business day following such purchase date.

Purchase Price. The purchase price of the common shares acquired on each purchase date will be fixed by the plan administrator at the start of each offering period and will not be less than eighty-five percent (85%) of the lower of (1) the fair market value per common share on the participant’s entry date into the offering period or (2) the fair market value per common share on the purchase date.

Payroll Deductions and Share Purchases. Contributions to the Purchase Plan will be effected in the form of periodic payroll deductions (or such other form permitted by the plan administrator) of up to fifteen percent (15%) of the participant’s cash earnings or base salary (as determined by the plan administrator). On each purchase date within an offering period, each participant’s contributions to the Purchase Plan for the purchase interval ending on that purchase date will automatically be applied to the purchase of whole common shares at the purchase price in effect for the participant for that purchase date subject to certain limitations under the Purchase Plan.

Amendment and Termination. The Purchase Plan will terminate upon the earliest to occur of (1) February 9, 2020, (2) the date on which all shares available for issuance thereunder are sold pursuant to exercised purchase rights or (3) the date on which all purchase rights are exercised in connection with a change in control. Our board of directors may alter or amend the Purchase Plan at any time to become effective as of the start date of the next offering period thereafter. Certain amendments may require shareholder approval pursuant to applicable laws and regulations.

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of October 11, 2010, or the Record Date, by

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

The calculations in the shareholder table below are based on 22,127,047 common shares issued and outstanding as of October 11, 2010. Beneficial ownership is determined in accordance with the rules of the SEC. All options exercisable into common shares within 60 days following October 11, 2010 are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding for the purpose of computing the percentage ownership of any other shareholder. The table does not include the annual grant of share options to purchase 7,500 common shares to each director at the annual meeting of shareholders pursuant to one of our share option plans.

Except as described in the footnotes below, we believe each shareholder has sole voting and investment power with respect to the common shares indicated in the table as beneficially owned. Unless otherwise indicated in the footnotes below, the principal address of each of the shareholders below is: c/o Alpha and Omega Semiconductor Incorporated, 475 Oakmead Parkway, Sunnyvale, California 94085

Name	Number of Shares Beneficially Owned Number	Percentage of Outstanding Shares
Directors and Executive Officers:
Mike F. Chang (1)	4,220,168	19.01%
Yueh-Se Ho (2)	356,667	1.61%
Chung Te Chang (3)	15,000	*
Mark A. Stevens (4)	7,500	*
Howard M. Bailey (3)	15,000	*
Thomas W. Steipp (5)	15,000	*
Richard W. Sevcik (4)	7,500	*
Ephraim Kwok (6)	200,000	*
Hamza Yilmaz (7)	103,000	*
Yifan Liang (8)	59,164	*
All Directors and Executive Officers (10 persons) as a group (9)	4,998,999	22.03%
Principal Shareholder:
Entities affiliated with Sequoia Capital (10)	3,000,000	13.56%

*	Beneficially owns less than 1% of our ordinary shares.
(1)	Includes 77,082 common shares issuable upon exercise of options exercisable within 60 days of October 11, 2010, which have exercise prices that range from $13.00 per share to $14.30 per share and expiration dates that range from November 6, 2012 to November 6, 2017.
(2)	Includes 75,000 common shares issuable upon exercise of options exercisable within 60 days of October 11, 2010, which have an exercise price of $11.00 per share and an expiration date of July 12, 2017.
(3)	Represents 15,000 common shares issuable upon exercise of options exercisable within 60 days of October 11, 2010, which have an exercise price of $8.60 per share to $18.00 per share and an expiration date of July 5, 2016 to April 28, 2020.
(4)	Represents 7,500 common shares issuable upon exercise of options exercisable within 60 days of October 11, 2010, which have an exercise price of $18.00 per share and an expiration date of April 28, 2020. Mark A. Stevens is affiliated with Sequoia Capital Growth Fund III AIV, L.P., Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth III Principals Fund, or collectively Sequoia Capital, which collectively own 3,000,000 common shares. His address is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.

(5)	Represents 15,000 common shares issuable upon exercise of options exercisable within 60 days of October 11, 2010, which have an exercise price of $8.60 per share to $18.00 per share and an expiration date of April 3, 2017 to April 28, 2020.
(6)	Includes 195,000 common shares issuable upon exercise of options exercisable within 60 days of October 11, 2010, which have an exercise price of $6.00 per share and an expiration date of October 30, 2015.
(7)	Includes 103,000 common shares issuable upon exercise of options exercisable within 60 days of October 11, 2010, which have exercise prices that range from $7.60 per share to $13.00 per share and expiration dates that range from February 6, 2018 to August 12, 2019.
(8)	Includes 52,164 common shares issuable upon exercise of options exercisable within 60 days of October 11, 2010, which have exercise prices that range from $2.00 per share to $13.00 per share and expiration dates that range from April 14, 2015 to February 6, 2018.
(9)	Includes 562,246 common shares subject to options held by current directors and executive officers that will become exercisable within 60 days of October 11, 2010.
(10)	Includes 2,823,300 common shares held by Sequoia Capital Growth Fund III AIV, L.P., 30,900 common shares held by Sequoia Capital Growth Partners III, L.P. and 145,800 common shares held by Sequoia Capital Growth III Principals Fund. SCGF III Management, LLC, or SCGF, is the general partner of Sequoia Capital Growth Fund III AIV, L.P., Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth III Principals Fund. The members of SCGF are Roelof Botha, J. Scott Carter, James Goetz, Michael L. Goguen, Douglas M. Leone, Mark D. Kvamme and Michael Moritz, each of whom may be deemed to have shared voting and investment power over the shares held by the funds affiliated with Sequoia Capital. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. The address for Sequoia Capital Growth Fund III AIV, L.P., Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth III Principals Fund is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of June 30, 2010, 22,100,985 of our common shares were issued and outstanding. To our knowledge, as of June 30, 2010, we had 139 record holders in the U.S., representing approximately 51.7% of our outstanding shares on that date.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS

VOTE “FOR” EACH OF THE ABOVE-MENTIONED NOMINEES.

PROPOSAL 2

APPROVAL AND RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS

AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AUTHORIZATION OF OUR BOARD OF

DIRECTORS TO DETERMINE THE REMUNERATION OF SUCH ACCOUNTING FIRM, FOR THE FISCAL YEAR

ENDING JUNE 30, 2011

At the Annual Meeting, shareholders will be asked to approve and ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm, and to authorize our board of directors, acting through our audit committee, to determine the remuneration of such accounting firm, for the fiscal year ending June 30, 2011.

PricewaterhouseCoopers has served as the Company’s independent registered public accounting firm for each of the fiscal years in the two-year period ended June 30, 2010. PricewaterhouseCoopers has issued a Report of Independent Registered Public Accounting Firm for our audited consolidated financial statements at and for the fiscal year ended June 30, 2010 appeared in our annual report on Form 20-F filed with the SEC on September 2, 2010.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in each of the years ended June 30, 2010 and 2009.

	Year ended Jun 30,
	2010	2009
	(in thousands)
Audit Fees	$2,833	$288
Tax Fees	55	45
Other Services Fees	2	2

Total	$2,890	$335

Audit Fees. This category includes all services performed to comply with generally accepted auditing standards, such as fees for services provided in connection with statutory and regulatory filings, comfort letters, consents and assistance with and review of documents filed with the SEC.

Tax Fees. This category consists of professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice and tax planning.

Other Services Fees. This category consists of license fees of Comperio, PricewaterhouseCoopers’ technical accounting research software.

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm and the fees for these services. These services may include audit services, audit-related services, tax services and other services.

THE BOARD OF DIRECTORS RECOMMENDS THAT

THE SHAREHOLDERS TO VOTE “FOR” THIS PROPOSAL

OTHER MATTER

The Board of Directors knows of no other business to be acted upon at the Annual Meeting. However, if any other matter shall properly come before the Annual Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.

By order of the Board of Directors,

Mike F. Chang Chairman of the Board of Directors Dated October 18, 2010

Alpha and Omega Semiconductor Limited

Electronic Voting Instructions

You can vote by Internet or telephone!

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on November 17, 2010.

Vote by Internet

•Log on to the Internet and go to

www.investorvote.com/aosl

•Follow the steps outlined on the secured website.

Vote by telephone

•Within USA, US territories & Canada, call toll free

1-800-652-VOTE (8683) on a touch tone telephone. There is NO CHARGE to you for the call.

•Outside USA, US territories & Canada, call

1-781-575-2300 on a touch tone telephone.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒	Standard rates will apply. •Follow the instructions provided by the recorded message.

Annual Meeting Proxy Card

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Proposals — The Board of Directors recommends a vote FOR all director nominees and FOR Proposal 2.

1. To elect seven directors:	For	Withhold		For	Withhold		For	Withhold	+
01 -Mike F. Chang	☐	☐	02 -Yueh-Se Ho	☐	☐	03 -Chung Te Chang	☐	☐

04 -Mark A. Stevens	☐	☐	05 -Howard M. Bailey	☐	☐	06 -Thomas W. Steipp	☐	☐

07 -Richard W. Sevcik	☐	☐

For	Against	Abstain

2.  To approve and ratify the appointment of PricewaterhouseCoopers as independent registered public accounting firm of the Company, and to authorize board of directors to determine the remuneration of such accounting firm, for the fiscal year ending June 30, 2011.

☐	☐	☐

B	Non-Voting Items
Change of Address — Please print your new address below.		Comments — Please print your comments below.	Meeting Attendance
			Mark the box to the right if you plan to attend the Annual Meeting.	☐

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Note: The signature(s) on this proxy should correspond exactly with the shareholder’s name as printed above and to the left. In the case of joint tenants, co-executors or co-trustees, both should sign. When signing as attorney, executor, administrator, trustee, guardian, authorized officer or other fiduciary, please give your full title as such.
Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

71D V	+

                        018LGE

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — Alpha and Omega Semiconductor Limited

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD NOVEMBER 18, 2010 IN HONG KONG

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby revoke(s) all prior proxies and appoint(s) Mike F. Chang and Ephraim Kwok, and each of them, attorneys of the undersigned (the “proxy holders”), with full power of substitution, for and in the name(s) of the undersigned to (1) attend the 2010 annual meeting of shareholders (the “Meeting”) of Alpha and Omega Semiconductor Limited (the “Company”) to be held at Hyatt Regency Hong Kong, Tsim Sha Tsui Hotel, 18 Hanoi Road, Tsim Sha Tsui, Kowloon, Hong Kong, at 9:00 a.m. (local time), on Thursday, November 18, 2010, and any adjourned sessions thereof, and (2) vote all shares of common stock of the Company that the undersigned would be entitled to vote, with all powers the undersigned would possess, if personally present. Each of the following matters is proposed by the Company, and none of the matters is related to or conditioned on the approval of the other matters.

In their discretion, the proxy holders are authorized to vote on such other matters as may properly come before the Meeting or any adjournment thereof.

If this proxy is properly executed, the shares represented by this proxy will be voted as directed by the undersigned. If no direction is given with respect to any of the director nominees or proposal 2 specified on the reverse side, this proxy will be voted “FOR” each director nominee and “FOR” proposal 2.

Attendance of the undersigned at the Meeting or at any adjourned session thereof will not be deemed to revoke this proxy unless the undersigned shall affirmatively indicate thereat the intention of the undersigned to vote said shares in person. If the undersigned hold(s) any of the shares of the Company in a fiduciary, custodial or joint capacity or capacities, this proxy is signed by the undersigned in every such capacity as well as individually.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED POSTAGE-PAID ENVELOPE.

CONTINUED AND TO BE DATED AND SIGNED ON REVERSE SIDE

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Press Release dated October 18, 2010 entitled “Alpha and Omega Semiconductor to Host Annual Shareholder Meeting in Hong Kong”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

Date: October 18, 2010	By:	/S/ MIKE F. CHANG
	Name:	Mike F. Chang
	Title:	Chairman and Chief Executive Officer